Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated June 13, 2023, with respect to the consolidated financial statements of Elevai Labs Inc., for the years ended December 31, 2022 and 2021, in this Registration Statement on Form S-1 of Elevai Labs Inc. and the related Prospectus of Elevai Labs Inc. filed with the Securities and Exchange Commission. Our report dated June 13, 2023 contains an explanatory paragraph describing an uncertainty about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ TPS Thayer, LLC

Sugar Land, Texas

August 14, 2023